FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

January 5, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Drill Permits received for Uranium Exploration in Utah

Vancouver, Canada – Max Resource Corp. (TSX.V: MXR; OTCBB - MXROF) has received the necessary permits from the State of Utah and the U.S. Bureau of Land Management required to drill its Thomas Mountain uranium prospect in Juab County, Utah.

The Thomas Mountain project comprises 195 claims totaling 3,900 acres and is located 150 miles southwest of Salt Lake City and 20 miles west of the town of Delta.  These uranium claims are situated east of the Brushman Wellman Beryllium mine, and have excellent road access.   The claims are controlled 100% by MAX, subject to an option agreement on the 27 core claims (the “PPCO claims”).

MAX is scheduling a six-hole, 1,200 foot deep, drilling program for late January, subject to rig availability and weather.

The PPCO claims were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera.  The uranium host rock was identical to the host rock found in a nearby structurally controlled uranium system, the “Yellow Chief” mine,  that produced approximately 500,000 pounds of uranium before mining was terminated when the ore zone was found to be faulted off to the east.  The zone found by Phillips on the PPCO claims is thought to be the source of the original Yellow Chief mineralization.  The mineralization is in the mote sediments of a small caldera contained within a major caldera system and appears to be structurally controlled along the edge of this caldera.  The planned exploration will follow up on this previous work.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Exploration drilling conducted by Phillips on the PPCO claims was supervised by Clancy J. Wendt, the Vice President of Exploration for MAX, who was employed by Phillips at that time.  Further exploration of the property was terminated by Phillips after the Three Mile Island accident, which resulted in Phillips terminating all of its uranium exploration activities.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  February 2, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director